        Exhibit 99.1

Date: News Release: Ticker Symbols:	June 29, 2026 26-24 TSXV: MOON; NASDAQ: BMM

Blue Moon Reports Assay of 0.180% Germanium, 0.0273% Gallium and 1.96% Copper from Bulk Sample at Apex and Provides Apex Project Update

TORONTO, Ontario, June 29, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM) is pleased to provide assay results from its maiden bulk sample at the past-producing Apex germanium-gallium-copper mine located in Utah (“Apex” or the “Project”).

This initial sampling program represents the first results following the closing of the acquisition of Apex from a subsidiary of Teck Resources Limited on March 16, 2026. A 100 kg sample was obtained from Apex and sent to the laboratory for analysis ahead of metallurgical testing. The sample was crushed and blended, with assay results highlighting 0.180% germanium, 0.0273% gallium and 1.96% copper. With assay results in hand, Blue Moon will continue with its planned metallurgical program to determine its own flowsheet options and also explore near term commercialization options.

Prices of germanium and gallium have seen material increases in recent months, with Fastmarkets estimating (as of June 26, 2026) current spot prices for Rotterdam delivery of germanium and gallium metal of $10,500/kg Ge and $2,650/kg Ga. See Blue Moon’s press release from February 27, 2026 for disclosure on historical production and historical reserve estimates from Apex.

In parallel with site activities, Blue Moon is exploring the potential to sell direct shipping ore (“DSO”) from Apex. This possibility of selling DSO owes to the high-grade nature of the primary germanium-gallium mineralization mined historically at the Project, and the constrained germanium market ex-China. The Company has received unsolicited interest from several major users and producers of germanium and gallium products. Permitting activities are ongoing, targeting a Q2-2027 completion of mine permitting following the relevant government permitting processes. Discussions on contract mining have also begun, with the view of potentially starting DSO from Apex as soon as Q3-2027. At a mining rate of 150 tpd, Apex could potentially supply nearly 100% of the domestic U.S. germanium demand from one U.S. supply source.

Sampling and Analytical Method

The samples reported in this news release are samples collected from exposed mineralization at Apex. These samples are selective in nature and are not necessarily representative of the average grade or size of the mineralized zone. All samples were stored and shipped using industry best practices and were delivered to Blue Coast Research Ltd. ("Blue Coast"), Parksville, British Columbia, for sample preparation and analyses using Peroxide Fusion. Blue Coast is an independent commercial laboratory.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Simon Cooper, P.Eng., a Blue Moon employee, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU lists of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners, LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward-looking information pertaining to the following: the advancement of Blue Moon's operations across multiple jurisdictions; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to the ability to obtain permits on a timely basis, engaging a mining contractor on a timely basis, if the bulk sample is representative of the overall orebody, if the historical resources can be validated and if a commercial flowsheet or DSO agreement can be achieved. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon's management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain permits as required; estimates of resources; and the potential commercialization of the DSO concept.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.